

January 26, 2012

Via E-mail
Mr. Daniel A. Cartwright
Chief Financial Officer
TherapeuticsMD Inc.
951 Broken Sound Parkway NW, Suite 320
Boca Raton, FL 33487

Re: TherapeuticsMD Inc.
Item 4.01 Form 8-K Dated December 14, 2011
Filed January 25, 2012
File No. 000-16731

Dear Mr. Cartwright:

We have reviewed your filing and have the following comments.

Please respond to this letter within five business days by providing the requested information and amending your filing or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant.

1. Please amend your filing to include all of the disclosures required by Item 304 of Regulation S-K, Changes in and disagreements with accountants on accounting and financial disclosure with respect to the termination of Parks & Company, LLC, the former auditor of VitaMedMD, LCC. Parks and Company, LLC rendered an accountants' report dated July 15, 2011 on VitaMedMD, LCC's financial statements as of December 31, 2010 and 2009 and for each of the two years then ended. You incorporated Parks and Company, LLC's report and the VitaMedMD, LCC financial statements in your Form 8-K dated October 4, 2011by reference to Schedule 14C filed September 12, 2011. Since VitaMedMD, LCC was deemed to be the accounting acquirer in the merger that became effective on October 4, 2011, VitaMedMD, LCC's financial statements effectively became the registrant's financial statements on that date. The termination of Parks & Company, LLC on December 14, 2011 is, therefore, considered a change in accountant requiring all of the disclosures required by Item 304 of Regulation S-K.

2. In order for Parks & Company, LLC, the former accountants, to file the letter required by Item 304, a copy of the filing containing the revised disclosures complying with the disclosures required by Item 304 should be furnished to them as soon as possible, but no later than the date you amend the Form 8-K with the Commission.

3. Please include in your amended filing, as Exhibit 16, a letter from Parks & Company, LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter. The letter currently filed as Exhibit 16 does not comply with Item 304(a)(3) of Regulation S-K.

4. The Form 8-K was not filed within 4 business days of the date you were notified by your former accountant that the client - auditor relationship between them and TherapeuticsMD, Inc. ceased. Therefore, please confirm your understanding that this delinquency may impact your eligibility for filing on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ibolya Ignat, Staff Accountant at (202) 551-3656.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant